23002605

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-52257

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing
FEB 27 2023
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Glaucon Capital Partners, L.L.C.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

107 12th Avenue East
(No. and Street)

Palmetto	FL	34221
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dawn Haye	917-532-2020	dhaye@glaucon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gettry Marcus CPA, P.C.
(Name – if individual, state last, first, and middle name)

88 Froehlich Farm Blvd, Suite 300	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

December 17, 2009	4034
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Dawn Haye, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Glaucon Capital Partners, L.L.C., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WILLIAM RIZZO
Notary Public - State of Florida
Commission # HH 127104
My Comm. Expires Jul 6, 2025

Signature: [signature]

Title:
Member

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GLAUCON CAPITAL PARTNERS, L.L.C.
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES REQUIRED BY THE
SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2022

(WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM)

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Glaucon Capital Partners, L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Glaucon Capital Partners, L.L.C. as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Glaucon Capital Partners, L.L.C. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our responsibility is to express an opinion on Glaucon Capital Partners, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Glaucon Capital Partners, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Glaucon Capital Partners, L.L.C. financial statements. The supplemental information is the responsibility of Glaucon Capital Partners, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gettry Marcus CPA, P.C.

Gettry Marcus, CPA, P.C.
Woodbury, NY
February 24, 2023

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS:		
Cash	$	41,390
Accounts receivable		5,080
Prepaid expenses		8,682
Total assets	**$**	**55,152**
LIABILITIES:		
Accounts payable and accrued expenses	$	14,131
MEMBERS' EQUITY:		**41,021**
Total liabilities and members' equity	**$**	**55,152**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUES:		
Transaction fees	$	2,495,507
Retainer fees		25,000
Total revenues		2,520,507
EXPENSES:		
Registered representatives		656,000
Finders' fees		369,600
Professional fees		63,724
Travel and entertainment		46,183
Regulatory fees and other		16,038
State franchise and other taxes		5,194
Other expenses		14,371
Total expenses		1,171,110
Net income	**$**	**1,349,397**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE, BEGINNING OF YEAR	$	72,624
Net income		1,349,397
Member distributions		(1,381,000)
BALANCE, END OF YEAR	$	**41,021**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,349,397
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Decrease in accounts receivable		14,137
(Increase) in prepaid expenses		(12)
Increase in accounts payable and accrued expenses		1,711
Total adjustments		15,836
Net cash provided by operating activities		1,365,233
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to members		(1,381,000)
Net cash (used in) financing activities		(1,381,000)
NET (DECREASE) IN CASH		**(15,767)**
Cash at beginning of year		57,157
CASH AT END OF YEAR	**$**	**41,390**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Taxes paid	**$**	**5,194**

The accompanying notes are an integral part of these financial statements.

GLAUCON CAPITAL PARTNERS, L.L.C.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

Glaucon Capital Partners, L.L.C. (the "Company") is a Delaware limited liability company formed in December 1999 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company's primary activities include acting as a private placement agent for entities raising capital in the private debt and/or equity markets, advising entities in establishing or modifying bank credit facilities, and assisting owners of entities in change-of-control or minority interest transactions. The Company enters into engagement letters with its clients, which describe the services to be performed.

BASIS OF ACCOUNTING

The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an initial maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Receivables are recorded only when substantial evidential matter as to the validity of the receivable is obtained. The Company considers its accounts receivable, which are customer obligations incurred during the normal course of business and are typically pursuant to legally binding contracts, to be fully collectible; accordingly, no allowance for doubtful accounts is recorded.

REVENUE RECOGNITION

The Company follows ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. Revenues from contracts with customers are comprised of investment banking retainer and transaction fees. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees. However, advisory fees for certain contracts are recognized over time as obligations are simultaneously provided by the Company and consumed by the customer as services are provided.

The Company identifies the specific performance obligation associated with the contract with the customer and determines when the specific performance obligation has been satisfied, based on achievement of milestones and/or a time elapsed measure of progress. In certain transactions, the performance obligation is considered satisfied at a point in time in the future and the Company defers revenue on the balance sheet that will be

recognized upon completion of the performance obligation.

INCOME TAXES

The Company is organized pursuant to state law as a Limited Liability Company. The owners of the Company are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision has been made for federal income taxes. Certain states in which the Company does business require Limited Liability Companies to pay franchise and other business taxes. Such taxes are included in these financial statements.

The Company follows FASB ASC 740-10-25, Accounting for Uncertainty in Income Taxes. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax laws and new authoritative rulings.

The Company's evaluation on December 31, 2022 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2019 through 2022 tax years remain subject to examination by the IRS and certain states. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Concentrations of credit risk consist of cash maintained in banks and accounts receivable. The Company maintains cash with a quality financial institution. At times, such cash balances may be in excess of the insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on its cash. Management believes that its engagement acceptance, billing, and collection policies are adequate to minimize potential credit risk on accounts receivable.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-l), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $27,259, which was $22,259 in excess of its required net capital of $5,000. The Company's net

capital ratio was 0.52 to 1.

3. TRANSACTIONS WITH RELATED PARTY

The Company is 50% owned by Glaucon Capital, L.L.C., which is controlled by an individual. This individual's spouse owns a non-controlling interest in Glaucon Capital, L.L.C. and receives a fee from the Company from time to time for special services rendered. For the year ended December 31, 2022, the individual holding the controlling interest in Glaucon Capital, L.L.C. and the spouse received $58,000 and $30,000, respectively, from the Company for services rendered. The Company is also 50% owned by an individual who received $88,000 from the Company for services rendered during the year ended December 31, 2022.

4. CONCENTRATIONS

The Company receives the majority of its revenues by providing specialized investment banking services to a limited number of clients. For 2022, revenues generated from its top three clients represented 96% of the Company's total revenues.

5. SUBORDINATED LIABILITIES

There were no liabilities that were subordinated to the claims of general creditors at December 31, 2022.

6. MEMBERS' EQUITY

The management, control and direction of the Company and its operations, business and affairs are vested exclusively with its members pursuant to its Membership agreement. Additional capital contributions and distributions are made at the discretion of the members. Income and losses are allocated to the members in proportion to their respective sharing ratios. To the extent required by law, Limited Liability Company members shall not be personally liable for obligations of the Company.

7. RISKS AND UNCERTAINTIES

There are various direct and indirect risks that could impact the Company, such as a potential global economic slowdown, increase in interest rates, inflationary pressures, geopolitical situations, supply chain disruptions, a pandemic, and more. It is not possible to predict the effects these will have on longer-term industrial output, potential changes in supply and demand, and its impact on the Company's liquidity, credit, customers, vendors, and counter-parties. To help minimize the uncertainty of these items, management continues to explore how to best operate in this environment.

8. SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2022, the balance sheet date, through February 24, 2023, the date the financial statements were available to be issued, and determined that there have been no events or transactions that would impact the financial statements for the year ended December 31, 2022.

SUPPLEMENTARY INFORMATION

GLAUCON CAPITAL PARTNERS, L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

Members' equity	$ 41,021
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	41,021
Add:	
Subordinated borrowings allowable in computation of net capital	-
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses	8,682
Accounts receivable	5,080
Total non-allowable assets	13,762
Net capital total before haircuts	27,259
Haircuts on securities	-
Net capital	$ 27,259
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts and other payable and accrued expenses	$ 14,131
Total aggregate indebtedness	$ 14,131
Computation of basic capital requirement:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 942
Minimum dollar amount	5,000
Amount required	$ 5,000
Excess net capital	$ 22,259
Aggregate indebtedness to net capital	0.52:1

There is no difference between the above computation and the Company's corresponding unaudited Part II of Form X-17 A-5 as of December 31, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Glaucon Capital Partners, L.L.C.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Glaucon Capital Partners, L.L.C. ("the Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of investments In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Glaucon Capital Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
Woodbury, NY
February 24, 2023

GLAUCON CAPITAL PARTNERS, L.L.C.
EXEMPTION REPORT

Glaucon Capital Partners, L.L.C. ("the Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited primarily to: (a) acting as a private placement agent for entities raising capital in the private debt and/or equity markets; (b) advising entities in establishing or modifying bank credit facilities; and (c) assisting owners of entities in change-of-control or minority interest transactions; and the Company (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Glaucon Capital Partners, L.L.C.

I, Dawn D. Haye, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Member

February 24, 2023

GLAUCON CAPITAL PARTNERS, L.L.C.

INDEPENDENT ACCOUNTANTS'
AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT
AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES (FORM SIPC-7)

To the Members
Glaucon Capital Partners, L.L.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Glaucon Capital Partners, L.L.C.'s (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Glaucon Capital Partners, L.L.C. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Gettry Marcus CPA, P.C.

Gettry Marcus CPA, P.C.
Woodbury, NY
February 24, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52257 FINRA DEC
Glaucon Capital Partners, LLC
107 12th Avenue East
Palmetto, FL 34221

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dawn D. Haye 917.532.2020

2. A.	General Assessment (item 2e from page 2)	$ 3,780.76
B.	Less payment made with SIPC-6 filed (**exclude interest**) June 30, 2022 Date Paid	(2,952.02)
C.	Less prior overpayment applied	(828.74)
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 828.74
G.	**PAYMENT:** √ the box **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐ **Total (must be same as F above)** $ 828.74	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

None

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Glaucon Capital Partners, L.L.C.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30th day of December, 20 22.

Member
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2022
and ending December 31, 2022

Eliminate cents

em No.

a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,520,507

b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions -0-

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions -0-

'd. SIPC Net Operating Revenues $ 2,520,507

'e. General Assessment @ .0015 $ 3,780.76

(to page 1, line 2.A.)